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                          Alliance Pharmaceutical Corp.
                           7590 Fay Avenue, Suite 402
                               La Jolla, CA 92037



                                 April 16, 2008

Mail Stop: 0610

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

                  Re:      Alliance Pharmaceutical Corp.
                           Preliminary Proxy Statement filed April 11, 2008 File No. 0-12950

Dear Mr. Riedler:

         Alliance Pharmaceutical Corp. (the "Company") has reviewed your letter dated April 15, 2008 (the "April 15 Comment Letter") regarding the Company's Preliminary Proxy Statement filed on April 11, 2008 (the "Proxy Statement"). The Company responds to the April 15 Comment Letter as set forth below. For your convenience, we have restated your comment as set forth in the April 15 Comment Letter immediately preceding our response below.

PROPOSAL 2: APPROVAL OF THE CERTIFICATE OF AMENDMENT TO EFFECT THE REVERSE STOCK SPLIT.

1. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split, other than to convert the existing senior convertible notes or for a potential private placement as presently described in the document.

                  RESPONSE:  We have modified the relevant paragraph as follows:

                  We have added the following sentence to the end of the last paragraph on page 10 of the Proxy Statement: "The Company has no additional plan, commitment, arrangement, understanding or agreement, either written or oral, to issue additional shares of common stock upon the effectiveness of the Reverse Stock Split, other than for the conversion of the existing Senior Notes and for the potential financing described above."

                  If and when the Commission approves of such language, and upon the expiration of the ten (10) day waiting period prescribed under the Securities and Exchange Act of 1934, as amended, the Company will file a Definitive Proxy Statement with the above sentence included.

                                      * * *

         In addition, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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         o        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further comments regarding this letter or the response contained herein, please contact the undersigned or our outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2100, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

                                                  Sincerely,

                                                  /s/ Jack DeFranco

                                                  Jack DeFranco, President